Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent by Stephen Elop to all employees of Macromedia, Inc. on May 12, 2005:

To: All Macromedia Employees
From: Stephen Elop
Re: Integration Planning Update—Adobe and Macromedia

        It's been less than four weeks since Adobe announced its intent to acquire Macromedia, and we are making great progress on our plans for combining our companies. A key priority the past two weeks has been setting up the integration planning process and determining the team responsible for ensuring a smooth integration.

INTEGRATION PLANNING UPDATES
Keeping you updated on our integration planning progress is a key priority for the Integration Steering Committee (ISC). Starting next week, the Integration Program Office (IPO) will provide an email update on our progress twice a month. There will also be other opportunities for employees of both companies to learn about the integration planning process, as well as more about each company and the solutions they currently offer. You will start seeing more of the integration team members wandering the halls of both companies and taking the opportunity to get to know employees in smaller group settings.

INTEGRATION TEAM STRUCTURED
We are pleased to announce the formation of the Adobe-Macromedia Integration Planning Team. Members of the team will work collaboratively to develop a plan for the successful integration of the two companies that will enable us to meet our business objectives while staying within the bounds of the law. The team is divided into the following bodies, each with a specific role:

Integration Steering Committee (ISC)
The role of the ISC is to set overall direction for the integration planning, review integration planning progress against goals, and make necessary decisions to keep the planning on track. The team is comprised of executive leadership representing both companies. In addition to Bruce Chizen, Stephen Elop and Shantanu Narayen, executives serving on the ISC are Karen Cottle, senior vice president, General Counsel, and Corporate Secretary, Adobe Systems; Murray Demo, executive vice president and CFO, Adobe Systems; and Theresa Townsley, senior vice president, Human Resources, Adobe Systems. Shantanu will serve as chair for the ISC

Integration Functional Sponsors
The role of the Functional Sponsors is to provide functional level direction for the integration plan, set functional integration planning goals, and make decisions to ensure that integration planning at the functional level is staying on track. The Functional Sponsors are: Shantanu Narayen (Product Management, Product Marketing and R&D), Stephen Elop (Sales and Field Operations), Melissa Dyrdahl Senior Vice President, Corporate Marketing, Adobe Systems (Marketing), Theresa Townsley (Human Resources), Murray Demo (Finance, IS/IT, Global Supply Chain Operations and Real Estate/Facilities/Security), and Karen Cottle (Legal).

Integration Program Office (IPO)
The role of the IPO is to facilitate the integration planning process. The IPO team members from Adobe are Jim Briody (Adobe co-chair), Iftikhar Ahmed (value capture), John Brennan (program advisor), Ray Campbell (legal), Lori Gibson (program administrative support), Hans Grande (program manager), Desiree La Maggiore (communications), and Donna Morris (culture/HR). The IPO team members from Macromedia are Betsey Nelson (Macromedia co-chair), Scott Larimer (program management), Ray Martinelli (culture/communications), and Clint Smith (legal). Additionally, we have secured the services of an external consultant, Webb McKinney with Deloitte Consulting to support our integration planning efforts. Webb will be a member of the IPO team.

Integration Functional Team Leaders
The role of the Integration Functional Team Leads is to partner in the development and management of an integration plan for the function they've been assigned. The following integration teams have been identified with the Adobe/Macromedia team leaders in parenthesis: Mobility (Naresh Gupta/Al Ramadan), Technology Platforms (Bob Wulff/Kevin Lynch), Collaborative Desktop (Tom Malloy/Tom Hale), Rich Internet Apps (Kurt Garbe/David Mendels), Suites/SKUs (Dave Burkett/Jim Guerard), Marketing (Drew McManus/Penny Wilson), Sales/Field Operations (Jeff Russakow/Mark Viens & Scott Larimer), Operations (Lisa Bugajski & Dan Brown/Brian Dudley), Finance (Iftikhar Ahmed/David McDonough), Human Resources (Donna Morris/Ray Martinelli), Legal (Elizabeth Hewitt/Donyelle Thomas), IS/IT (Janice Sue/Belinda Rodman), and Real Estate/Facilities/Security (Randy Knox III/Jim Morgensen).

We understand staying focused on our business today is challenging during this phase of the acquisition. However, it is critical to our future success as a combined company that we continue to operate Adobe and Macromedia as two separate, successful companies. Let's make sure we each do our part to ensure our respective company's success by staying focused on the objectives and goals each company's management team has laid out.

—Bruce, Shantanu, Stephen, Murray, Theresa and Karen

MORE INFORMATION
Information regarding the acquisition can be found at the Adobe and Macromedia Acquisition web page (http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/). Additionally, employees can find more information regarding the acquisition on http://macronet/hr/adobe_integration/. If you have questions and/or comments regarding the acquisition, you can send email to mailto:icom@macromedia.com.

FORWARD LOOKING STATEMENTS
This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

        Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.